EXHIBIT I

Concerned Shareholders of Cano Health Issue Open Letter Regarding the Urgent Need for Leadership and Strategy Changes at the Company

Group Owning ~36% of Company Outlines Serious Concerns Pertaining to CEO Conduct, Capital Allocation and Governance Issues, Strategic Missteps and Value Destruction

Calls on Company to Answer Questions Pertaining to CEO Share Pledging, Related-Party Transactions and Other Material Issues Involving Insiders

Outlines Clear Steps for Enhancing Governance, Improving Executive Leadership and Pursuing a Refined Strategy that can Enhance Shareholder Value

April 10, 2023 07:50 AM Eastern Daylight Time

NEW YORK & MIAMI--(BUSINESS WIRE)--Elliot Cooperstone, Lewis Gold and Barry Sternlicht (collectively with certain of their affiliates, the “Group” or “we”), who recently resigned as members of the Board of Directors (the “Board”) of Cano Health, Inc. (“Cano” or the “Company”) (NYSE: CANO), today issued the below letter to fellow shareholders.

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Fellow Shareholders,

We are writing to convey our serious concerns regarding the management and trajectory of Cano. We collectively own Class A and Class B common shares with aggregate voting power of approximately 36% of all the shares outstanding, making our group the Company’s single largest shareholder. The three of us recently made the difficult decision to resign from Cano’s Board after it became apparent that our persistent calls for enhanced corporate governance, improved capital allocation and financial controls and a more sustainable long-term strategy were being ignored. Our efforts were brushed aside despite the rapid deterioration of Cano’s balance sheet and market capitalization over the past 20 months. In our view, Dr. Marlow Hernandez, Cano’s Chief Executive Officer, and his close associates on the Board left us with no choice other than to resign as directors and start advocating for shareholders’ best long-term interests from outside the boardroom. Unfortunately, instead of responding to our concerns, Cano seems intent on muzzling us with ill-informed and meritless threats of litigation.

It is important to underscore that we are not “activist investors”, and we have no history of running public proxy contests. We have spent our careers establishing credibility across the financial markets and various corporate sectors, including healthcare services, based on our focus on the long-term. Each of us has served on public and private company boards of directors. Each of us has served as stewards of large amounts of capital and placed the highest priority on that responsibility. In addition, two of us have successfully grown and led healthcare services businesses. Given our backgrounds, as well as our sizable investment, we hope it is clear that we are squarely aligned with all Cano shareholders. In contrast, half of the remaining directors collectively own a paltry amount of Company stock – less than 1% – substantially all of which was awarded to them and not purchased.

In the subsequent sections of this letter, we provide an overview of our concerns and ideas, including:

1.	The urgent need for C-suite and boardroom changes at Cano.

2.	The path to establishing the right corporate governance and the right, value-enhancing strategy for Cano.

3.	How you, as fellow shareholders, can provide feedback to a seemingly insular Board.

We are not soliciting any support in connection with a future meeting of shareholders at this time. We simply want to ensure you understand key facts about Cano, including the reasons behind our recent resignations and the opportunities we see for a value-enhancing turnaround. Should you want to contact the Board or engage in a standard shareholder-to-shareholder conversation with us, please refer to the details included at the end of this letter.

The Urgent Need for Change

In our view, Cano has lost all credibility with its shareholders and the market due primarily to a majority of the Board being unwilling to effectively and objectively supervise Dr. Hernandez. The Board’s committee chairs and remaining members all appear to be either beholden to Dr. Hernandez or inappropriately deferential to him. The consequences associated with this brand of insular governance have been significant:

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Sustained Shareholder Value Destruction and Underperformance: Cano’s total shareholder returns are a shocking -83% over the past 12 months and -92.5% since going public in 2021.[1] This represents staggering underperformance relative to the S&P 500 Index, S&P Healthcare Sector Index, Russell 2000 and practically every possible peer.

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Reckless Capital Allocation: Cano has burned through all of the roughly $535 million of capital it had on its balance sheet when its de-SPAC transaction closed in June 2021. In addition, the Company has burned through most of the approximately $1 billion of debt capital raised since then. We believe Dr. Hernandez was able to utilize his outsized influence over a majority of the Board to push through ill-conceived acquisitions that have significantly underperformed expectations and were predicated on assumptions prepared by or at the direction of Dr. Hernandez that were so materially incorrect that they did not provide a proper basis for Board consideration and decision-making.

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A Misguided Strategy: Rather than remain focused on the Florida Medicare Advantage market, where there is significant growth and margin enhancement potential, Cano aggressively expanded to many other states and business lines. This gambit has proved ineffective, as evidenced by Cano’s inability to effectively manage a more sprawling operation, poor financial forecasting, failure to hit stated guidance and consistently poor results. Now that the public markets are no longer rewarding growth at any cost, we believe the Company needs to divest unprofitable operations to achieve positive free cash flow as quickly as possible.

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Poor Human Capital Management: Cano has experienced – and continues to experience – concerning turnover and morale issues. This outflow of talent appears to validate our concerns and signal a lack of confidence in the way Cano is being run under Dr. Hernandez. The Company’s seeming inability to attract and/or retain experienced executives and directors is a threat to stability and, in turn, long-term value creation.

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Delayed Financials: Cano was unable to file its 10-K on time for both fiscal year 2021 and fiscal year 2022, raising questions about the Company’s ability to meet public market requirements and eroding Cano’s credibility with investors.

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Insufficient Data Transparency: In our view, the Company has not reported data in a manner that allows public investors to fully understand the underlying performance of the business. What have been the capital expenditures and operating costs associated with expansion outside of Florida? What is the true profit potential of the Florida Medicare Advantage business? If presented properly, we believe this data would further support the proposed strategy we summarize below.

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Questionable Conduct on the Part of Dr. Hernandez: We believe Cano needs to clearly address the recent disclosure involving Dr. Hernandez’s troubling history of share pledging and material loan transactions with Cano executives.

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Dr. Hernandez recently disclosed for the first time in a Schedule 13D amendment that he was materially indebted to the Company’s Chief Operating Officer, Robert Camerlinck, under a previously undisclosed promissory note. To repay this, Dr. Hernandez, together with other Cano executives, Dr. Richard Aguilar (Chief Clinical Officer), Jason Conger (Chief Growth Officer) and Rick Sanchez, who were named as guarantors, transferred 20,000,000 shares to Mr. Camerlinck on April 5, 2023, pursuant to a loan repayment agreement.

o
This raises numerous significant governance issues, including: how could Dr. Hernandez effectively carry out his role of overseeing the C-suite when he was indebted to his own COO? How could this information not have been previously disclosed to the Board and the market?

o	We also question why Dr. Hernandez and the Cano executives who are parties to the April 5th Stock Purchase and Repayment Agreement have not filed a joint Schedule 13D as “group” members.

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A True “Family Affair”: The extent of the Hernandez family’s involvement at Cano is deeply troubling. While Cano’s shareholders have long suffered from the Company’s underperformance, many of Dr. Hernandez’s family members appear to have benefited from their ongoing relationships with the Company. For example, over the past three years:

o	The Company paid more than $23 million to a company controlled by Dr. Hernandez’s father for general contractor work at Cano facilities.

o	The Company paid $8.5 million to a dental services provider owned by Dr. Hernandez’s wife, Dental Excellence Partners, for providing dental services for managed care members of the Company.

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Dr. Hernandez’s wife is now a minority shareholder of Onsite Dental which purchased Dental Excellence Partners in April 2022 and provides dental services to Cano. Dr. Hernandez’s wife remains a member of its Board of Directors and Dr. Hernandez’s brother and mother are employed as dentists at Onsite Dental.

o	How can Cano shareholders be sure that these Hernandez family arrangements are negotiated at arm’s-length, at market rates and have been fully disclosed to shareholders?

The SEC filings made late last week by Cano and Dr. Hernandez validate the concerns voiced in this letter and made previously by members of our Group. In fact, we question whether the Company would have made these disclosures had they not been subject to outside pressure. Troubling conflicts of interest, related-party transactions and insider loans have been allowed to persist at Cano for too long, and to the extent these are not immediately addressed and explained by Cano to our satisfaction, then we will submit a books and records request under Section 220 of Delaware law so that we can fully investigate and explore all of these arrangements and dealings for ourselves. Based on this information we have every intention of holding directors personally responsible for what appears to be clear breaches of fiduciary duties, including the duty of loyalty.

As a first step towards addressing shareholders’ concerns, we urge Cano to immediately address the following questions through additional public disclosures:

o	Have any senior executives departed the Company since our resignations as directors, or have any given notice that they plan to depart? If so, who are these executives?

o	Which senior executives have departed the Company in the past twelve months, and have these departures, if they exist, been disclosed?

o	Amid the current tumult, what is Cano’s plan to retain senior talent other than those beholden to Dr. Hernandez through compromising transactions?

o	Do any other specific arrangements exist with regard to Dr. Hernandez’s potential pledging of his shares beyond what has been disclosed in his Schedule 13D, Company filings or otherwise?

o	What leeway, if any, has the Board granted for pledging of Dr. Hernadez’s stock?

o	What loan arrangements exist on Dr. Hernandez’s part, aside from what has already been disclosed, and who are the counterparties? Do any of these violate Board or Company policies?

o	What other business arrangements does Dr. Hernandez’s father – or other friends or family members – have with the Company, including marketing involvements?

While not an exhaustive list of our questions and concerns, these issues and open questions are alarming and represent serious threats to shareholder value. We firmly believe there are changes that can be made to reverse Cano’s current trajectory and that Cano can once again be a significant source of value creation for its shareholders, partners, employees and broader stakeholder constituencies.

The Right Path Forward for Cano

Turning around Cano begins with putting the right people in the right positions. First and foremost, it is crystal clear to us that Cano needs to replace Dr. Hernandez with a credible, high-integrity leader who possesses experience operating healthcare services companies. The Company is fortunate to have individuals within the organization who fit this profile. We are ready and willing to apply our strong recruiting and succession planning experience to help the Board select an interim Chief Executive Officer in the immediate term as well as a permanent replacement once the organization is stabilized.

A second priority of ours is helping to reconstitute the Board in a manner that adds necessary experience and independence while reducing interlocks and potential conflicts of interest. The Board needs a significant overhaul of its membership and leadership. Too many of the current directors lack prior experience in the healthcare services industry and do not possess skillsets critical to their roles. We are prepared to engage with the Board on a logical refresh and submit candidates with experience in corporate governance, capital allocation, M&A, finance and audit matters, as well as the healthcare sector. We are open to a Board reconstitution that contemplates continuity as part of a much-needed overhaul.

We believe the Company needs to immediately begin the process of selling all non-core businesses in an orderly manner. We are confident that an objective and unbiased Board would quickly see the merit in re-focusing Cano’s strategy on the high-potential Florida market, which we have noted can likely drive strong growth with attractive margins. This should be accompanied by an assessment of all strategic alternatives available, including a subsequent complete sale of the Company under the supervision of a more experienced and qualified Board. Our group can support the Company’s efforts to explore all potential strategic opportunities based on our significant transaction experience and relationships.

Lastly, we also believe that new leadership will see the wisdom in revising the Company’s corporate governance policies and bylaws to be more shareholder friendly. Natural steps include de-classifying the Board, allowing shareholders to call special meetings and act by written consent and increasing transparency and disclosure around director interlocks and possible related-party transactions. It is clear to us that Cano needs to evolve from being a founder-dominated business to a mature, well-governed company.

Making Your Views Known

Since forming our group, the feedback we have received from other shareholders is highly encouraging and corroborates the efforts we have undertaken to resurrect Cano. We encourage all Cano shareholders and other stakeholders to make their views known, as this is the only way for the Board to understand that there is a clear and widespread desire for change. Dr. Hernandez and the other directors would be acting irresponsibly if they dismissed unambiguous feedback from a critical mass of shareholders and instead prioritized their own self-preservation.

You can privately contact the Company and request that your feedback be shared with the full Board by emailing investors@canohealth.com.

To the extent you want to share your views with us or have a normal shareholder-to-shareholder conversation with our group, we can be reached at CanoInvestorGroup@longacresquare.com. We are eager to hear if other shareholders share our views on the best path forward for Cano, as outlined in this letter. We understand that your email does not indicate any interest in being part of our group. We will keep all conversations confidential, unless otherwise instructed.

Thank you, and we look forward to remaining aligned with you and advancing our collective goal of turning around Cano.

Sincerely,

Elliot Cooperstone	Lewis Gold	Barry Sternlicht

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1 As of market close on March 30, 2023.

Contacts

Investors:

HKL & Co., LLC
Peter Harkins, Jr. / Jordan Kovler
Toll-Free: (800) 326-5997
CANO@hklco.com

Media:

Longacre Square Partners
Greg Marose / Joe Germani
gmarose@longacresquare.com / jgermani@longacresquare.com